FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                      Report of Foreign Private Registrants

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934

                           For the month of May, 2004



                           GRANITE MORTGAGES 03-3 PLC
                 (Translation of registrant's name into English)
                          Fifth Floor, 100 Wood Street,
                            London EC2V 7EX, England
                    (Address of principal executive offices)


                        GRANITE FINANCE TRUSTEES LIMITED
                 (Translation of registrant's name into English)
                         22 Grenville Street, St Helier,
                         Jersey JE4 8PX, Channel Islands
                    (Address of principal executive offices)


                         GRANITE FINANCE FUNDING LIMITED
                 (Translation of registrant's name into English)
                                  69 Park Lane,
                            Croydon CR9 1TQ, England
                    (Address of principal executive offices)




         Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

         Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                GRANITE MORTGAGES 03-3 PLC


                                By:    /s/  Clive Rakestrow
                                    ---------------------------------------
                                Name:  L.D.C. Securitisation Director No. 1
                                Limited by its authorized person Clive
                                Rakestrow for and on its behalf
                                Title: Director
Date: July 8, 2004

                                GRANITE FINANCE FUNDING LIMITED


                                By:    /s/  Jonathan David Rigby
                                    ---------------------------------------
                                Name:  Jonathan David Rigby
                                Title: Director
Date: July 8, 2004

                                GRANITE FINANCE TRUSTEES LIMITED


                                By:    /s/  Daniel Le Blancq
                                    ---------------------------------------
                                Name:  Daniel Le Blancq
                                Title: Director
Date: July 8, 2004

INVESTORS' MONTHLY REPORT
GRANITE MORTGAGES 03-3 PLC
Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc
Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc, Granite Finance Trustees Limited Granite Mortgages 04-1 Plc, Granite Mortgages 04-2 Plc and Granite Finance Funding
Limited Period 1 May 2004 - 31 May 2004

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure.
No representation can be made that the information herein is accurate or complete and no liability is accepted therefor.
Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

Number of Mortgage Loans in Pool                                 246,272

Current Balance                                            (GBP)19,862,945,308

Last Months Closing Trust Assets                           (GBP)19,806,197,097

Funding share                                              (GBP)18,651,521,741

Funding Share Percentage                                         93.90%

Seller Share*                                              (GBP)1,211,423,567

Seller Share Percentage                                           6.10%

Minimum Seller Share (Amount)*                              (GBP)914,659,299

Minimum Seller Share (% of Total)                                 4.60%

Excess Spread last quarter annualised (% of Total)                0.26%
* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans

                         Number          Principal (GBP)       Arrears (GBP)      By Principal
                                                                                      (%)

< 1 Month               242,575          19,579,277,969              0               98.57%

> = 1 < 3 Months         3,058             237,766,147           2,029,804           1.20%

> = 3 < 6 Months          496              35,949,117             880,304            0.18%

> = 6 < 9 Months          121               8,412,998             375,190            0.04%

> = 9 < 12 Months          18               1,207,581              76,246            0.01%

> = 12 Months              4                 331,496               29,944            0.00%

Total                   246,272          19,862,945,308          3,391,488          100.00%


Properties in Possession

                                          Number                   Principal (GBP)               Arrears (GBP)

Total (since inception)                     169                       9,344,253                     450,853


Properties in Possession                                           71

Number Brought Forward                                             57

Repossessed (Current Month)                                        14

Sold (since inception)                                             98

Sold (current month)                                               13

Sale Price / Last Loan Valuation                                  1.11

Average Time from Possession to Sale (days)                        125

Average Arrears at Sale                                        (GBP)2,350

Average Principal Loss (Since inception)*                       (GBP)186

Average Principal Loss (current month)**                        (GBP)142

MIG Claims Submitted                                                8

MIG Claims Outstanding                                              1

Average Time from Claim to Payment                                 59

*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

                                             Number         Principal (GBP)

Substituted this period                      10,603        (GBP)999,998,805

Substituted to date (since 26 March 2001)   404,868       (GBP)32,424,779,771

CPR Analysis

                                            Monthly           Annualised

Current Month CPR Rate                       4.84%              44.67%

Previous Month CPR Rate                      5.13%              46.85%



Weighted Average Seasoning (by value) Months                23.46

Weighted Average Remaining Term (by value) Years            20.20

Average Loan Size                                        (GBP)80,655

Weighted Average LTV (by value)                             75.47%

Weighted Average Indexed LTV (by value)                     62.05%

Non Verified (by value)                                     30.78%

Product Breakdown

Fixed Rate (by balance)                                     49.43%

Together (by balance)                                       25.83%

Capped (by balance)                                         1.32%

Variable (by balance)                                       20.54%

Tracker (by balance)                                        2.88%

Total                                                       100.0%



Geographic Analysis

                                  Number            % of Total            Value (GBP)          % of Total

East Anglia                        5,129              2.08%               419,108,146             2.11%

East Midlands                     17,750              7.21%              1,283,146,267            6.46%

Greater London                    29,137              11.83%             3,899,096,164           19.63%

North                             30,694              12.46%             1,636,706,693            8.24%

North West                        34,055              13.83%             2,192,869,162           11.04%

Scotland                          24,507              9.95%              1,507,597,549            7.59%

South East                        35,772              14.53%             3,962,657,589           19.95%

South West                        15,733              6.39%              1,410,269,117            7.10%

Wales                             10,514              4.27%               659,449,784             3.32%

West Midlands                     16,280              6.61%              1,229,516,315            6.19%

Yorkshire                         26,701              10.84%             1,660,542,228            8.36%

Total                             246,272              100%              19,862,945,308           100%

LTV Levels Breakdown

                                           Number                     Value (GBP)               % of Total

0% < 25%                                    8,048                     311,848,241                  1.57%

> = 25% < 50%                              28,178                    1,976,363,058                 9.95%

> = 50% < 60%                              18,163                    1,551,296,029                 7.81%

> = 60% < 65%                              10,755                     973,284,320                  4.90%

> = 65% < 70%                              12,404                    1,158,009,711                 5.83%

> = 70% < 75%                              17,795                    1,608,898,570                 8.10%

> = 75% < 80%                              18,711                    1,976,363,058                 9.95%

> = 80% < 85%                              25,336                    2,482,868,164                12.50%

> = 85% < 90%                              36,645                    2,814,579,350                14.17%

> = 90% < 95%                              53,644                    3,901,082,458                19.64%

> = 95% < 100%                             16,434                    1,100,407,170                 5.54%

> = 100%                                     159                       7,945,178                   0.04%

Total                                      246,272                  19,862,945,308                100.0%

Repayment Method

                                           Number                     Value (GBP)               % of Total

Endowment                                  30,705                    2,244,512,820                11.30%

Interest Only                              27,611                    3,702,453,005                18.64%

Pension Policy                               676                      67,534,014                   0.34%

Personal Equity Plan                        1,342                     97,328,432                   0.49%

Repayment                                  185,938                  13,751,117,037                69.23%

Total                                      246,272                  19,862,945,308                100.00%

Employment Status

                                           Number                     Value (GBP)               % of Total

Full Time                                  217,376                  16,573,641,565                83.44%

Part Time                                   3,047                     178,766,508                  0.90%

Retired                                      508                      15,890,356                   0.08%

Self Employed                              22,954                    2,983,414,385                15.02%

Other                                       2,387                     111,232,494                  0.56%

Total                                      246,272                  19,862,945,308                100.00%





NR Current Existing Borrowers' SVR                       6.29%

Effective Date of Change                               1 May 2004


Notes    Granite Mortgages 03-3 plc

                       Outstanding         Rating Moody's/S&P/Fitch      Reference Rate          Margin

Series 1

A1                    $320,237,239                Aaa/AAA/AAA                 1.23%              0.08%

A2                    $750,000,000                Aaa/AAA/AAA                 1.27%              0.12%

A3                    $500,000,000                Aaa/AAA/AAA                 1.35%              0.20%

B                      $72,000,000                 Aa3/AA/AA                  1.60%              0.45%

M                      $27,000,000                  A2/A/A                    1.85%              0.70%

C                      $50,000,000               Baa2/BBB/BBB                 2.60%              1.45%

Series 2

A                (euro)640,000,000                Aaa/AAA/AAA                 2.24%              0.19%

B                 (euro)23,000,000                 Aa3/AA/AA                  2.50%              0.45%

M                 (euro)7,500,000                   A2/A/A                    2.75%              0.70%

C                 (euro)55,000,000               Baa2/BBB/BBB                 3.50%              1.45%

Series 3

A                   (GBP)340,000,000              Aaa/AAA/AAA                 4.57%              0.19%

B                    (GBP)28,500,000               Aa3/AA/AA                  4.83%              0.45%

M                    (GBP)11,500,000                A2/A/A                    5.08%              0.70%

C                    (GBP)7,500,000              Baa2/BBB/BBB                 5.83%              1.45%

Credit Enhancement

                                                                                              % of Notes Outstanding

Class B and M Notes ((GBP) Equivalent)                                (GBP)122,676,688                6.26%

Class C Notes ((GBP) Equivalent)                                       (GBP)76,908,644                3.92%


                                                                                                % of Funding Share

Class B and M Notes ((GBP) Equivalent)                                (GBP)122,676,688                0.66%

Class C Notes ((GBP) Equivalent)                                       (GBP)76,908,644                0.41%


Granite Mortgages 03-3 Reserve Fund Requirement                        (GBP)33,400,000                0.18%

Balance Brought Forward                                                (GBP)22,300,000                0.12%

Drawings this Period                                                       (GBP)0                     0.00%

Excess Spread this Period                                              (GBP)2,235,480                 0.01%

Funding Reserve Fund Top-up this Period*                                   (GBP)0                     0.00%

Current Balance                                                        (GBP)24,535,480                0.13%


Funding Reserve Balance                                                (GBP)53,700,000                0.29%

Funding Reserve %                                                           1.0%                        NA
*Top-ups only occur at the end of each quarter.


Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of a arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of a issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275% and the funding reserve target will step up by 0.10%.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of a accelerated controlled amortisation trigger all Granite Mortgages 04-2 tranches become pass through securities.